P.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02017272

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY, 2002

CONOCO CANADA RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

CANADA

(State or other jurisdiction of incorporation or organization)

P.O. Box 130, 401 - 9th Avenue S.W. Calgary, Alberta T2P 2H7
(Address of principal executive offices)

Registrant's telephone number, including area code: (403) 233-4000

RECEIVED FEB 25 2002

PROCESSED
MAR 0 1 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONOCO CANADA RESOURCES LIMITED
(Registrant)

By: [signature]
Corporate Secretary

Date: February 25, 2002
Total number of sequential pages - 5
Exhibit Index appears on page 2

CONOCO CANADA RESOURCES LIMITED
FORM 6-K FOR FEBRUARY, 2002

1. Exhibit Index

MATERIAL CHANGE REPORT

Reporting Issuer:

Conoco Canada Resources Limited
#1600, 401 - 9th Avenue S.W.
Calgary, AB T2P 2H7

Date of Material Change:

February 14, 2002

Press Release:

The press release reporting the material change described in this report was issued on February 14, 2002.

The press release was distributed through Canada Newswire and filed with the Toronto Stock Exchange and each of the securities regulatory authorities.

Summary of Material Change:

On February 14, 2002, the Corporation announced that its board of directors approved the redemption of its Fixed/Adjustable Rate Senior Preference Shares Series 1 (the "Series 1 Preference Shares"), its Cumulative Redeemable Auction Perpetual Senior Preference Shares, Series 2 (the "Series 2 Preference Shares") and its 6.45% Cdn$100 million Notes due 2007. The Series 1 Preference Shares will be redeemed on April 22, 2002 at a redemption price of Cdn$5.00 per preference share plus accrued and unpaid dividends. The Series 2 Preference Shares will be redeemed on or about April 10, 2002 at a redemption price of Cdn$500,000 per share. The 6.45% Cdn$100 million Notes due 2007 will be redeemed April 22, 2002 at a redemption price of $106.491 per $100.00 principal amount of Note (including accrued interest).

The Corporation is undertaking these redemptions and the elimination of its reporting obligations under certain U.S. Notes that are the subject of a consent solicitation, as announced February 19, 2002, in order to simplify its capital and decision making structure. These steps will also eliminate its public reporting obligations along with the costs associated with reporting.

Full Description of Material Change:

See press release attached as Schedule A.

Reliance on Section 75(3) of the Act:

Not applicable.

Senior Officer:

Rick Miller
Treasurer
#1600, 401 - 9th Avenue S.W.
Calgary, AB T2P 2H7
Tel: (403)233-3354

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 25th day of February 2002.

CONOCO CANADA RESOURCES LIMITED

By: "Rick Miller"
Rick Miller
Treasurer

c1898
r f BC-Conoco-Redemption 02-14 0409
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Conoco Canada Resources Announces Redemption of Preferred Shares and Medium Term Notes

CALGARY, Feb. 14 /CNW/ - Conoco Canada Resources Limited (the "Corporation") (NYSE: CNK.PR.A, TSE: CNK.PR.A), a subsidiary of Conoco Inc. (NYSE: COC), today announced that its board of directors has approved the redemption of its Fixed/Adjustable Rate Senior Preference Shares Series 1 (the "Series 1 Preference Shares"), its Cumulative Redeemable Auction Perpetual Senior Preference Shares, Series 2 (the "Series 2 Preference Shares") and its 6.45 percent Cdn$100 million Notes due 2007.

The Corporation has 85,504,557 Series 1 Preference Shares outstanding, which are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The redemption date for the Series 1 Preference Shares will be April 22, 2002. The redemption price for the Series 1 Preference Shares will be Cdn$5.00 per preference share, plus accrued and unpaid dividends from the period from and including April 1, 2002 to but excluding April 22, 2002, calculated in accordance with the share provisions of such Series 1 Preference Shares. Dividends will be paid on the Series 1 Preference Shares in accordance with the share provisions on March 12, 2002, to shareholders of record at the close of business on February 28, 2002, and on April 12, 2002, to shareholders of record at the close of business on March 28, 2002. Upon redemption, the Series 1 Preference Shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange.

The Corporation has 300 Series 2 Preference Shares outstanding, which are not publicly traded. The Series 2 Preference Shares will be redeemed on April 10, 2002, in accordance with the provisions of such shares.

The 6.45 percent Cdn$100 million Notes due 2007 will be redeemed April 22, 2002, in accordance with the terms of the Notes at a redemption price of 106.491 (including accrued interest), based on call provisions of the note. The semi-annual interest payment due on April 1, 2002 will be paid in accordance with the terms of the Notes.

Conoco Canada Resources Limited is a Canadian based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador. Conoco Inc. is a major, integrated energy company active in more than 40 countries.
%SEDAR: 00000382E

-0- 02/14/2002

/For further information:
Contact:
Peter S. Hunt
Conoco Canada Resources Limited
Tel (403) 233 3040
Fax (403) 233 5293
E-mail: peter.s.hunt(at)conoco.com/
(CNK.PR.A. CNK.PR.A)

CO: Conoco Canada Resources Limited
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 12:33e 14-FEB-02